

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Michael K. Korenko
President and Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

> **Re: Vivos Inc.**
> **Post-Qualification Amendment No. 4 to Form 1-A**
> **Filed February 17, 2021**
> **File No. 024-11049**

Dear Mr. Korenko:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7976 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel W. Rumsey, Esq.